VIA EDGAR

Mr Larry Spirgel                                                                                                                                                                                             July 13 , 2009
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549, USA

Re:      BT Group plc
            Form 20-F for the year ended March 31, 2009
            Filed May 27, 2009
            File Number: 1-08819_________________________

Dear Mr Spirgel,

The following responds to your comments as set forth in your comment letter dated June 17, 2009 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of June 17, 2009. The Staff’s comments are highlighted in bold and italics below followed by BT Group plc’s (the “company”, the “group” and/or “BT’s”) responses.

Form 20-F for the year ended March 31, 2009

Item 5. Operating and Financial review and Prospects, page 2

1.

Please include a narrative discussion of the company’s indebtedness position and the terms of material outstanding debt arrangements. Discuss the extent to which you will need to obtain new financing in the future and assess potential sources of such financing. Also describe any specific material limitations imposed on your ability to raise additional debt or non-debt financing, whether pursuant to existing facilities or otherwise.

Response:

The group’s indebtedness position, the key terms of material outstanding debt arrangements, requirements to raise new financing and sources and limitations in raising finance are discussed through a series of narrative and numerical disclosures in our Form 20-F as follows:

Indebtedness position and terms of material outstanding debt arrangements

The group’s overall capital structure and capital resources are discussed in the Fi nancial review on pages 43 and 44, whilst the group’s approach to interest rate risk management and liquidity risk management is discussed on pages 45 and 46. The F inancial review includes cross references to more detailed disclosures in the notes to the financial statements.

The key terms of the group’s outstanding loans and borrowings including their currency, duration and interest rate are disclosed in note 16 to the financial statements ‘Loans and borrowings’. The note also discloses interest rate adjustments to certain bonds which are linked to the credit rating of the group, which is also described in the ‘ Interest rate risk management’ section on page 45. In addition, note 33 to the financial statements ‘Financial instruments and risk management’ discloses the hedging arrangements applied to these borrowings and how such derivatives mitigate foreign exchange and interest rate exposures arising on these arrangements.

Management also monitor ‘Net debt’ to measure indebtedness. Net debt is defined on page 48 and presented in note 10 to the financial statements ‘Net debt’.

Details of sources of financing and the need to raise financing

Page 46 of the F inancial review and note 33 to the financial statements ‘Financial instruments and risk management’ describe the group’s approach to liquidity risk management and discuss the principal sources of finance; being the group’s operating cash flows, the European Medium Term Note programme, the US Shelf registration, the commercial paper programme and the undrawn committed borrowing facilities the group has in place.

The ‘Capital management’ section on page 43 discusses the objective of the group’s capital management policy and how the group manages its capital structure and commitments in addition to the sources of financing available. The ‘Capital resources’ section on pages 43 and 44 discloses the available cash, cash equivalents, current asset investments and committed facilities and the next refinancing of debt which will fall due in the 2010 financial year, and highlights that the group has no significant debt maturities before December 2010.

Material limitations on the ability to raise additional debt or non-debt financing

We include in ‘Principal risks and uncertainties’ a section headed ‘Global economic and credit market conditions’ on pages 29 and 30. This section addresses the potential limitations on the ability to raise additional debt or non-debt financing.

In future filings we will ensure there is clear cross referencing of the different components of the disclosures.

Item 5.E Off-Balance Sheet Arrangements, page 2

2.

We note your disclosure on page 44 of the Annual Report included as Exhibit 15.2 to your Form 20-F that you have off-balance sheet arrangements pertaining to operating leases and capital commitments and guarantees, as disclosed in Note 27 to your financial statements. However, the only off-balance sheet arrangements described in Note 27 are the guarantees relating to certain lease entered into by O2 UK Limited. Please either disclose the company’s other off-balance sheet arrangements or clarify your disclosure.

Response:

Note 27 to the financial statements discloses the group’s financial commitments and contingent liabilities. The first section discloses capital expenditure contracted for at the balance sheet date but not yet incurred and analyses this between p roperty, plant and equipment and software. The next section discloses the group’s future minimum operating lease payments with narrative under the table explaining the nature of such leases being mainly in respect of land and buildings with an average term and fixed rental period of 23 years. The final section includes narrative explaining the group’s contingent liabilities and guarantees. The disclosures in note 27 to the financial statements reflect the group’s arrangements in respect of capital commitments, operating lease arrangements, commitments and guarantees and are consistent with the disclosures on page 44. The group has no other material off- balance sheet arrangements. The disclosures in note 27 to the financial statements are as prescribed by the requirements of IAS 16 (paragraph 74c), IAS 38 (paragraph 122e) and IAS 37 (paragraph 86).

Item 7. Major Shareholders and Related Party Transactions, page 3

3.

Please revise your disclosure to include a statement indicating whether your major shareholders have different voting rights than your other shareholders. See item 7A(1)(c) of Form 20-F. In addition, disclose the portion of your securities held in the United States. See Item 7A(2) of Form 20-F.

Response:

With regard to Item 7A(1)(c) of Form 20-F, the company's major shareholders do not have different voting rights to those of other shareholders. We will include an appropriate negative statement in future filings.

With regard to Item 7A(2) of Form 20-F, we disclose under the title 'Analysis of shareholdings at 31 March 2009' on page 150 the following:

'At 8 May 2009, there were 8,151,227,027 ordinary shares outstanding including 406,435,127 shares held as treasury shares. At the same date, approximately 20m ADSs (equivalent to 200m ordinary shares, or approximately 2.5% of the total number of ordinary shares outstanding on that date) were outstanding and were held by 2,426 record holders of ADRs. At 31 March 2009, there were 3,676 shareholders with a US address on the register of shareholders.’

Item 10. Additional Information, page 4

4.

Please disclose any government laws , decrees, regulations or other legislation of the home country of the company which may have a material affect the import or export of capital, including the availability of cash and cash equivalents for use by the company’s group. See item 10D(1) of Form 20-F.

Response:

There are no such governmental laws, decrees, regulations or other legislation of the home country which have a material effect on the import or export of capital, including the availability of cash and cash equivalents for use by the company. We will include an appropriate negative statement in future filings.

BT Global Services. Actions taken. page 10

Note 3. Operating cost, page 96

5.

We note that you recogni s ed a £1.6 billion contract and financial reviews charge (£1,598 million in operating costs and £41 million in revenue) and credited various balance sheet accounts (£1.3 billion related to contract costs previous capitali s ed). Please address the following comments.

•	Tell us in more detail the nature of this charge and the accounting basis for this charge including references to the applicable accounting literature.

•

Tell us what you mean by “these charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in assumptions and estimates, particularly in the light of the current economic outlook.” We note your disclosures on page 30. In addition, revise your disclosures under “Critical accounting estimates and key judge ments” on page 85 to disclose the significant assumptions and estimates and quantify the impact that reasonably likely changes to these assumptions and estimates will have on your financial statements. Please provide us with the proposed disclosures.

•

Tell us why you undertook a review of your contracts and why this review was limited to your “largest and most complex contracts”. In addition, tell us why the contracts not reviewed did not have similar issues.

•	Tell how you are accounting for these contracts. Refer to your basis in the accounting literature.

•

Tell us whether you have changed your previous accounting for these contracts. If so, tell us the nature and reason for the change including references to the applicable accounting literature. We note your revenue recognition policy for contracts.

•

Tell us the impact this charge had on your disclosure controls and procedures and internal control over financial reporting. If none, tell us why. We note some of your process improvements were in place by the end of 2009 and the rest will be implemented in 2010.

Response:

We note that you recognised a £1.6 billion contract and financial reviews charge (£1, 598 million in operating costs and £41 million in revenue) and credited various balance sheet accounts (£1.3 billion related to contract costs previous capitalised). Please address the following comments.

Tell us in more detail the nature of this charge and the accounting basis for this charge including references to the applicable accounting literature.

BT Global Services is a provider of networked IT products, services and solutions to large enterprise and government customers in the UK and globally. Approximately 40% of this business is provided under long- term contracts, the majority of which are multi-year service contracts and a small number of which involve network or IT based construction type activity.

Accounting for long-term contractual arrangements requires the use of accounting estimates and judgements in relation to future costs and contract performance. Estimates are monitored on a continual basis to determine if any contract assets are no longer considered to be recoverable or the contract is considered to be loss making. Any changes in estimates of contract revenue and contract costs or the effect of a change in the estimate on the outcome of a contract are accounted for in the period in which the change in estimate is made in accordance with paragraph 36 of IAS 8 ‘ Accounting Policies, Changes in Accounting Estimates and Errors’.

As part of our continuous review of contract performance, we determined that, particularly in light of the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re-negotiations, our forecasts for some long-term contracts relating to contract performance, future revenues and future costs needed to be revised. This revision, in light of our experience and the factors mentioned above, made it appropriate for a more cautious view to be reflected within the estimates and judgements.

The £1.6 billion contract and financial review charges arose in the year principally as a result of changes in estimates relating to existing long-term contractual arrangements. The review was undertaken by the senior management team in BT Global Services. Due to these changes in estimates some contract assets were no longer considered to be recoverable and accordingly were written off, and loss provisions were recognised for contracts assessed to be loss making, after taking account of any associated irrecoverable contract assets. £1.2 billion of the charges related to two contracts that are subject to ongoing commercial re- negotiations which are assessed to be loss making. For a small number of contracts which previous forecasts had shown would generate an overall profit or loss over the contract life, these were now expected to generate an overall loss or an increased loss. As a result, costs associated with these specific contracts which had previously been deferred in the balance sheet were no longer considered recoverable. They were therefore charged to the income statement during the period, and a provision was recognised for the unavoidable costs of meeting the obligations under the contract in accordance with paragraph 66 of IAS 37 ‘Provisions, Contingent liabilities and Contingent assets’, in excess of any write down of related contract asset balances. C harges were required in relation to a small number of contracts which were still expected to be profitable overall but, due to revised expectations, for the reasons described above, an adjustment was required in the financial year . This was because the revised expectations indicated that elements of the contract assets were no longer recoverable.

Since the £1.6 billion contract and financial review charges arose f rom changes in accounting estimates principally relating to our long-term contractual arrangements they w ere reflected in the income statement for the financial year ended March 31, 2009, in accordance with IAS 8 as noted above.

Tell us what you mean by “these charges reflect a more cautious view of the recognition of future cost efficiencies and other changes in assumptions and estimates, particularly in the light of the current economic outlook.” We note your disclosures on page 30. In addition, revise your disclosures under “Critical accounting estimates and key judgements” on page 85 to disclose the significant assumptions and estimates and quantify the impact that reasonably likely changes to these assumptions and estimates will have on your financial statements. Please provide us with proposed disclosures.

As noted above, the accounting for long-term contractual arrangements requires the use of accounting estimates and judgements. Estimates had previously been made in relation to forecasts of future costs and revenues. Those costs and revenues were accounted for in accordance with the accounting basis described below . As part of our continuous review of contract performance we determined that, particularly in light of the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re-negotiations of a small number of contracts, our forecasts relating to contract performance, future revenues and future costs needed to be revised. This revision in light of our experience and the factors mentioned above made it appropriate for a more cautious view to be reflected within the estimates and judgements.

We have disclosed the uncertainties with regard to the assumptions and estimates on page 85 under ‘ Critical accounting estimates and key judgements’ and also within the ‘Principal risks and uncertainties’ on page 30. It is not possible to quantify the uncertainties given the significant number of individual assumptions and estimates relating to each contract and the volume of contracts. Furthermore, if an event is considered likely it is reflected within the assumptions and estimates.

Tell us why you undertook a review of your contracts and why this review was limited to your “largest and most complex contracts.” In addition, tell us why the contracts not reviewed did not have similar issues.

As part of our continuous review of contract performance, we identified that, particularly in light of the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re- negotiations of a small number of contracts, it was necessary to undertake an in depth review of the contract performance and future expectations in respect of the major contracts.

The specific contracts reviewed were identified based on a risk assessment taking into account the complexity of the contract deliverables and the financial risks. This specific review addressed 43 individual contracts which covered the carrying value of the initial set up, transition or transformation costs that were deferred on the balance sheet and contract related fixed asset balances and represented approximately 25% of the total BT Global Services revenue in the financial year. Revenues arising from these and similar contracts amounted to approximately 40% of total BT Global Services revenues in the financial year ended March 31, 2009. The remaining 60% comprised revenue from other communication services. The 43 contracts are the largest and most complex contracts and require the most judge ment when estimating contract performance, revenues and costs. Whilst the remaining contracts were not reviewed as part of this specific exercise they were reviewed as part of the normal ongoing contract review cycle and it was considered that there was no additional risk of any change in estimates or judgements on those contracts that might have a significant impact on the group’s financial reporting.

As described on page 30 under ‘Principal risks and uncertainties’, substantial performance risk exists in these contracts. It is our reassessment of the future performance, revenue and costs of these particular contracts, due to the factors outlined above, which has contributed substantially to the charges of £1.6 billion recognised in the financial year ended March 31, 2009. As noted on page 10, £1.2 billion of the charges related to two major contracts that are subject to ongoing commercial re- negotiations that will significantly affect the expected final scope of the original contracts. There continues to be a risk of additional charges in relation to these contracts but at the balance sheet date the charge represented our best estimate of the financial position on these contracts in accordance with the appropriate accounting standards.

Tell us how you are accounting for these contracts. Refer to your basis in the accounting literature.

BT Global Services is a provider of networked IT products, services and solutions to large enterprise and government customers in the UK and globally. Approximately 40% of this business is provided under long- term contracts, the majority of which are multi-year service contracts and a small number of which involve network or IT based construction type activity.

IAS 18 ‘Revenue’ prescribes the accounting treatment for the recognition of revenue from the rendering of services and, as required by paragraph 20 of IAS 18, we recognise revenue from long-term contractual service arrangements by reference to the stage of completion of the transaction. For service contracts, revenue is recognised as the service is delivered; for example, based on the volume of call minutes or circuit rentals. IAS 11 ‘Construction Contracts’ prescribes the accounting treatment of revenue and costs associated with construction type contracts and IAS 11 is applied to the small number of our contracts which fall within its scope. The small number of construction type contracts referred to involve the design, development, testing and deployment of bespoke IT applications, systems and network infrastructure. For such contracts the stage of completion is generally measured by reference to the completion of contract milestones.

Paragraph 21 of IAS 18 notes that the requirements of IAS 11 are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services. As such the principles of IAS 11 are generally applied to our long-term service contracts as well as the small number of long term construction type contracts falling within its scope.

When the outcome of a contract can be estimated reliably, contract revenue and contract costs are recognised as revenue and expenses respectively by reference to the stage of completion of the contract activity as prescribed by paragraph 21 of IAS 18. No specific method is mandated for assessing the stage of completion. As explained in our ‘Accounting policies’ on page 79, the method used to determine the stage of completion depends on the nature of the contract deliverables and will be based on the most reliable output or input measure.

Given the nature of services delivered, contract costs are generally recognised as an expense as incurred unless they qualify for deferral as initial set up, transition or transformation costs which are directly attributable to the specific contract, will generate future economic benefits, are assessed regularly for recoverability and relate to future activity on the contract. Applying the principles of paragraph 27 of IAS 11, such costs are recognised as an asset provided it is probable that they will be recovered. As noted in our letter to the Staff of May 10, 2007 once the initial set up, transition or transformation activity has been completed, these costs are expensed on a straight line basis over the remaining contract life unless the pattern of service delivery indicates a different amortisation profile is more appropriate.

In some circumstances it may be necessary for us to invest in our infrastructure, for example to expand our data centre capacity or invest in a software application, in order for us to deliver the services. Such assets are capitalised in accordance with our accounting policies for property, plant and equipment and intangible assets and are depreciated/amortised over their useful economic lives. A provision for impairment is recognised if the carrying amount of the asset exceeds its recoverable amount in accordance with IAS 36 ‘Impairment of Assets’.

For the vast majority of our contracts, which fall with the scope of IAS 18, where a contract to provide services becomes onerous, the requirements of IAS 37 are applied. Under paragraph 66 of IAS 37, if a contract becomes onerous, the present obligation under the contract is required to be recognised as a provision, after taking account of write downs for any irrecoverable assets. The present obligation is calculated as the present value of the unavoidable costs of meeting the obligation under the contract. For the small number of contracts which fall directly within the scope of IAS 11, when it is probable that total contract costs will exceed contract revenue, the expected loss is recognised as an expense immediately in accordance with paragraph 36. The expected loss is determined by reference to the latest estimates of contract revenue, contract costs and contract outcome.

Tell us whether you have changed your previous accounting for these contracts. If so, tell us the nature and reason for the change including references to the applicable accounting literature. We note your revenue recognition policy for contracts.

The £1.6 billion contract and financial review charges relates to changes in accounting estimates, not a change in accounting policy. Please refer to the earlier discussion on page 5 of this letter, on IAS 8.

Tell us the impact this charge had on your disclosure controls and procedures and internal control over financial reporting. If none, tell us why. We note some of your process improvements were in place by the end of 2009 and the rest will be implemented in 2010.

This charge had no significant impact on our disclosure controls and procedures or internal control over financial reporting.

As required, we operate disclosure controls and procedures designed to ensure that information required to be disclosed in the Form 20-F is accumulated and communicated to management, and is recorded, processed, summarised and reported in an appropriate and timely manner.

W e also have internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

As at the end of the financial year our controls and procedures operated effectively in ensuring that the outcome of the reviews in BT Global Services was reflected and the appropriate accounting entries and disclosures were made with regard to the charges . The nature of the charges arising in the financial year ended March 31, 2009 reflect changes in accounting estimates due to changes in facts and circumstances particularly in the light of the shortfall in delivery of cost transformation activities in BT Global Services, the deterioration in the global economy and the current economic outlook and the status of ongoing commercial re-negotiations of specific contracts.

The process improvements being implemented during 2009/10 with regard to contracts are largely focussed on strengthening governance around the bid management and contract start up processes, as well as greater scrutiny and monitoring of contracts. We do not expect to make material changes to our disclosure controls and procedures or our internal controls over financial reporting.

Line of business results, page 34

6.

Refer to Note 1, Operating results by line of business. It appears that you evaluate your segment performance based on the segment result “operating loss (profit) before specific items”. Please provide a detailed discussion of how you evaluate each segment’s performance based on this measure. Your discussion should include what this measure tells you about the current and future operations of each segment, including trends. In addition, discuss how you used this measure to allocate resources to each segment. We note that you expect to reduce your 2010 capital expenditure to £2.7 billion. Please provide us with your proposed disclosures.

Response:

Paragraph 86 of IAS 1 ‘Presentation of Financial Statements’ states that when items of income and expenses are material, their nature and amount shall be disclosed separately; such separately disclosed items are similar to “specific items”. As noted on page 33, in the introduction “The directors believe that presentation of the group’s trading results in this way is relevant to an understanding of the group’s performance as specific items are significant one-off or unusual in nature and have little predictive value. Specific items are therefore analysed and discussed separately.”

The segment operating profit (loss) before specific items provides a measure of the profitability of the trading operations of each of the segments. The historic trend of the segment operating profit (loss) before specific items provides an insight into the relative trading profitability of the different segments. This information is informative to management as well as investors in assessing expectations with regard to future profitability of the segments.

The allocation of resources is not based solely on the operating profit (loss) before specific items. The allocation of resources takes account of a number of factors including regulatory requirements, the group’s strategic objectives and the anticipated return on the investment. Operating profit (loss) before specific items by line of business is used for forecasting and budgeting purposes to estimate the future trading profits of the group. However we also use EBITDA (earnings before interest, taxation, depreciation and amortisation) as another measure as noted on page 47 because it reflects the underlying operating cash costs by eliminating depreciation and amortisation. In accordance with paragraph 16 of IAS 14 ‘Segment reporting’ our segment results exclude interest, taxation, associates and joint ventures and certain expenses that arise at an entity level that relate to the entity as a whole.

On page 42 we provide a commentary on the historic trend of our capital expenditure as well as the expected reduction in 2009/10. We will report appropriately, including disclosure of actual capital expenditure reductions achieved against this target, in our next filing.

Alternative performance measures, page 47

7.	For the investors’ ease of reference, please consider presenting all reconciliations of non-GAAP measures here.

Response:

We will consider presenting, to the extent practicable, all reconciliations of non-GAAP measures in a single section in future filings.

8.

We are unable to locate the reconciliation of EBITDA. Please revise to provide the reconciliation or tell us where it is located in the filing. We note that EBITDA presented on page 12 is adjusted for specific items. Please revise to present EBITDA as defined on page 47.

Response:

EBITDA is defined on page 47 as group profit (loss) before depreciation, amortisation, finance expense and taxation. EBITDA for the fiscal year ended March 31, 2009 is reconciled to operating profit as follows:

                                        £m

Operating profit               411
Depreciation                2,249
Amortisation                   641

EBITDA                        3,301

We believe that the definition on page 47 as well as the narrative explanation of EBITDA of £3,301m and adjusted EBITDA of £5,348m on page 36 and the tabular reconciliation of adjusted EBITDA to operating profit (loss) on pages 34 and 35 provide sufficient information but will present an additional tabular reconciliation in future filings.

As discussed on page 10 we measure the line of business financial performance based on EBITDA and operating profit (loss) before specific items. This is applied consistently across the lines of business and is consistent with the presentation and discussion in previous years. Accordingly the measure presented on page 12 is EBITDA before specific items.

9.

We are unable to locate the reconciliation of Adjusted operating profit (loss). We note that only 2009 reflected an adjustment for the contract and financial review charges of £1.6 billion. Please revise to provide the reconciliation or tell us where it is located in the filing.

Response:

The reconciliation of Operating profit (loss) to Adjusted operating profit (loss) is provided in the table that runs across the foot of pages 34 and 35 of our Form 20-F.

In connection with our response to your comments the company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5134 or Glyn Parry, Director of Group Financial Control at + 44 20 7356 4742.

Yours sincerely

/s/ Tony Chanmugam
Group Finance Director
BT Group plc

Copies to:
   BT Group plc
   Glyn Parry

PricewaterhouseCoopers LLP
Simon Friend

Linklaters LLP
Steve Thierbach